Notice of the Annual General Meeting for the year ended 30 June 2026

CONTENTS NOTICE OF ANNUAL GENERAL MEETING (AGM) 2 Notice of Annual General Meeting ANNEXURE DOCUMENTS 10 Annexure 1 - Summary Consolidated Annual Financial Statements 23 Annexure 2 - Printing and Distribution of Reports 24 Annexure 3 – Directors 29 Electronic Participation Form 31 Form of Proxy 32 Notes to the Form of Proxy 33 Summary of Section 58 of the Act OTHER INFORMATION 34 Administration and Contact Details FORWARD-LOOKING STATEMENTS Some of the information in this notice may contain projections or other forward-looking statements regarding future events or other financial performance, including information relating to our group, that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this notice, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors. These risks include, without limitation, those described in the section titled “Risk factors” included in our Form 20-F for the fiscal year ended 30 June 2026, which will be filed with the United States Securities and Exchange Commission (SEC) on or about 2 October 2026. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this notice or the occurrence of unanticipated events. Any forward-looking statement included in this notice has not been reviewed or reported on by DRDGOLD’s auditors. DRDGOLD Notice of Annual General Meeting 2026 1

DRDGOLD Limited (Incorporated in the Republic of South Africa) (Registration number: 1895/000926/06) ISIN: ZAE000058723 JSE and A2X share code: DRD NYSE trading symbol: DRD (“DRDGOLD” or the “company” or the “group”) 1. Notice is hereby given to the shareholders of the company (“shareholders”) that the annual general meeting (“AGM”) will be held remotely at 10:00 am (South African time) on Friday, 6 November 2026 through an interactive electronic platform for the purposes of considering and, if deemed fit, adopting, with or without modification, the ordinary and special resolutions set out below in accordance with the company’s memorandum of incorporation (“MOI”), the Companies Act, No. 71 of 2008, as amended (“Companies Act” or “Act”), as read with the JSE Limited Listings Requirements (“JSE Listings Requirements”), and for the purpose of transacting any other business as may be conducted at the AGM (“Notice”). 2. The company has retained the services of The Meeting Specialist Proprietary Limited (“TMS”) to remotely host the AGM on an interactive electronic platform in order to facilitate remote electronic attendance, participation and voting by shareholders and/or their proxies. TMS will assist shareholders with the requirements for electronic attendance, participation in, and/or voting at the AGM. Shareholders who wish to electronically attend, participate in and/or vote at the AGM are required to contact TMS at proxy@tmsmeetings.co.za or on +27 11 520 7950/1/2 as soon as possible, in any event by no later than 10:00 am (South African time) on Thursday, 5 November 2026. Shareholders participating in this manner may still appoint a proxy to vote on their behalf at the AGM. Access by means of electronic communication will be at the expense of the individual shareholder. 3. In terms of section 59(1) of the Act, the board of directors of the company (“directors” or “Board”) has set the record date by when persons must be recorded as shareholders in the register of shareholders in order to be entitled to receive this Notice as Friday, 18 September 2026. The record date by when persons must be recorded in the register of shareholders to be entitled to electronically attend, participate in and vote at the AGM is Friday, 30 October 2026. Accordingly, the last day to trade in order to electronically attend, participate in and vote at the AGM is Tuesday, 27 October 2026. 4. Right to appoint a proxy 4.1 Shareholders entitled to electronically attend, participate and vote at the AGM may appoint one or more proxies to electronically attend, participate in and vote on their behalf, provided that each such proxy is appointed to exercise the rights attached to different shares held by that shareholder. The appointment of a proxy will not prevent a shareholder from subsequently electronically attending, participating in and voting at the AGM. 4.2 A proxy need not be a shareholder of the company. 4.3 A form of proxy is enclosed herein. To appoint more than one proxy, the form of proxy may be photocopied, or an additional form of proxy may be obtained by contacting the transfer secretaries. Details of where to send the completed form of proxy are set out in the form of proxy. 4.4 Shareholders are advised that in terms of section 63(1) of the Act, meeting participants, being shareholders or proxies, will be required to provide reasonably satisfactory identification before being entitled to electronically participate in or vote at the AGM. Forms of identification that will be accepted include original and valid identity documents, driver’s licences and passports. APPROVALS REQUIRED FOR RESOLUTIONS For purposes of approving the ordinary resolutions, the support of more than 50% (fifty percent) of the voting rights exercised on the resolution by shareholders electronically present, or represented by proxy, at the AGM is required, unless otherwise indicated. In order for the special resolutions to be adopted, the support of at least 75% (seventy five percent) of the voting rights exercised, which the shareholders electronically present, or represented by proxy, at the AGM are entitled to cast, is required. DRDGOLD Notice of Annual General Meeting 2026 2 NOTICE OF ANNUAL GENERAL MEETING for the year ended 30 June 2026

PART I: PRESENTATION OF ANNUAL FINANCIAL STATEMENTS, REPORT OF THE SOCIAL AND ETHICS COMMITTEE AND OF THE REMUNERATION REPORT PRESENTATION OF ANNUAL FINANCIAL STATEMENTS The audited consolidated and company annual financial statements for the year ended 30 June 2026 (“AFS”), including, inter alia, the directors’ report, the report of the audit committee and the auditor’s report, will be presented to the shareholders as required in terms of section 30(3)(d) and 61(8)(a) of the Act. Summary consolidated annual financial statements are included in this Notice in Annexure 1 - Summary Consolidated Annual Financial Statements. The full 2026 AFS and the 2026 integrated annual report are available on our website at: https://www.drdgold.com/investors/ reports-and-results respectively. SOCIAL AND ETHICS COMMITTEE REPORT In accordance with regulation 43(5)(c) of the Companies Regulations, 2011, promulgated under the Act, a member of the Social and Ethics Committee is required to report to shareholders at the AGM on the matters within the mandate of the Social and Ethics Committee. The Social and Ethics Committee’s report is contained in the 2026 integrated annual report www.drdgold.com/ investors/reports-and-results#ars2026. Furthermore, section 61(8)(a)(iv) of the Companies Act requires the presentation of the Social and Ethics Report, at the AGM of the company. REMUNERATION REPORT In terms of section 61(8)(a)(v) of the Companies Act, a remuneration report is required to be presented to shareholders at the AGM. The Remuneration Committee’s report is contained in the 2026 integrated annual report www.drdgold.com/investors/reports-and- results#ars2026. PART II: ORDINARY RESOLUTIONS AND SPECIAL RESOLUTIONS PROPOSED BY THE COMPANY ORDINARY RESOLUTION NUMBER 1: APPOINTMENT OF INDEPENDENT AUDITORS “Resolved that BDO South Africa Inc. (with the designated external audit partner being Jacques Barradas), upon the recommendation of the Board, following the recommendation of the Audit Committee, be and are hereby appointed as the independent external registered auditors of the company for the ensuing period commencing from 6 November 2026 and terminating on the conclusion of the next AGM.” Explanation In terms of section 90(1) of the Act, a company that is required to have its annual financial statements audited annually in terms of the Act must appoint an external auditor and the designated external audit partner each year at its AGM. The company must appoint an auditor who complies with the requirements of section 90(2) of the Act and with paragraph 6.36 and 6.37 of the JSE Listings Requirements. ELECTION AND RE-ELECTION OF DIRECTORS In terms of clause 25 of the company’s MOI, one third of the directors, both executive and non-executive, are required to retire by rotation at each AGM. Directors retiring by rotation are eligible for re-election. The Nominations Committee has reviewed the composition of the Board, taking into consideration skills requirements, fit and proper assessments, diversity and tenure and has recommended the re-election and election of the directors listed below. In addition, the Board has undertaken a formal fit and proper assessment of the director standing for election and is satisfied that the candidates offering themselves for re-election and up for election meet the required standards of competence, integrity, and experience to continue serving on the Board. Mr Johan Holtzhausen will retire from the Board at the conclusion of the AGM and has indicated that he will not make himself available for re-election. ORDINARY RESOLUTION NUMBER 2: RE-ELECTION OF DIRECTOR “Resolved that Ms Thoko Mnyango, who retires by rotation at the AGM in terms of clause 25 of the MOI and who is eligible and available for re-election, be and is hereby re-elected as a director with effect from the conclusion of the AGM”. The curriculum vitae (“CV”) of Ms Thoko Mnyango is provided on page 26 of this Notice in Annexure 3 – Directors. ORDINARY RESOLUTION NUMBER 3: RE-ELECTION OF DIRECTOR “Resolved that Mr Niël Pretorius, who retires by rotation at the AGM in terms of clause 25 of the MOI and who is eligible and available for re-election, be and is hereby re-elected as a director with effect from the conclusion of the AGM”. The CV of Mr Niël Pretorius is provided on page 28 of this Notice in Annexure 3 – Directors. ORDINARY RESOLUTION NUMBER 4: ELECTION OF DIRECTOR “Resolved that Mr Mark Hoffman, who was appointed to the Board on 1 August 2026, in terms of the company’s MOI is eligible and available for election, be and is hereby elected as a director of the company with effect from the conclusion of the AGM”. The CV of Mr Mark Hoffman is provided on page 27 of this Notice in Annexure 3 – Directors. DRDGOLD Notice of Annual General Meeting 2026 3 NOTICE OF ANNUAL GENERAL MEETING continued for the year ended 30 June 2026

ORDINARY RESOLUTIONS NUMBER 5.1 TO 5.3: ELECTION OF AUDIT COMMITTEE MEMBERS “Resolved that, in terms of the Act, the following independent non-executive directors be and are hereby elected as members of the Audit Committee, with effect from the conclusion of the AGM until the next AGM: 5.1 Ms Charmel Flemming (Chairperson) 5.2 Mr Mark Hoffman 5.3 Ms Prudence Lebina The election of Mr Mark Hoffman as a member of the Audit Committee is subject to the adoption of Ordinary Resolution Number 4. Mr Mark Hoffman was appointed on 13 August 2026 to serve on the Audit Committee effective 1 September 2026.” The CVs of each of the independent non-executive directors to be appointed to serve as members of the Audit Committee are provided on page 25 and page 27 of this Notice in Annexure 3 – Directors. Explanation The members of the Audit Committee have been nominated by the Board for election as members of the Audit Committee in terms of Section 94(2) of the Act. On 31 August 2026 the Board appointed Ms Charmel Flemming to Chair the Audit Committee with effect from 6 November 2026 as Mr Johan Holtzhausen will retire and will not stand for re-election at the AGM. The Board has reviewed the proposed composition and has confirmed that the Audit Committee will comply with the relevant requirements and that the individuals referred above have the necessary skills, knowledge and experience to perform their duties in terms of the Act and the JSE Listings Requirements. ORDINARY RESOLUTIONS NUMBER 6.1 TO 6.6: ELECTION OF SOCIAL AND ETHICS COMMITTEE MEMBERS “Resolved that, in terms of the Act, the following directors be and are hereby elected as members of the Social and Ethics Committee, with effect from the end of the AGM until the next AGM: 6.1 Mr Edmund Jeneker (Chairperson) 6.2 Mr Andrew Brady 6.3 Ms Charmel Flemming 6.4 Mr Mark Hoffman 6.5 Ms Henriette Hooijer 6.6 Ms Thoko Mnyango The CVs of each of the directors to be appointed to serve as members of the Social and Ethics Committee are provided on page 25 to page 28 of this Notice in Annexure 3 – Directors. The election of Ms Thoko Mnyango and Mr Mark Hoffman as members of the Social and Ethics Committee are subject to the adoption of Ordinary Resolution Number 2 and Ordinary Resolution Number 4 respectively”. On 13 August 2026, Messrs Andrew Brady and Mark Hoffman were appointed as members of the Social and Ethics Committee effective 1 September 2026. Explanation The members of the Social and Ethics Committee have been nominated by the Board in accordance with sections 61 and 72(9A)(a) of the Act. The Board has reviewed the proposed composition and has confirmed that the Social and Ethics Committee will comply with the relevant requirements and that the individuals referred above have the necessary skills, knowledge and experience to perform its duties in terms of the Act. DRDGOLD Notice of Annual General Meeting 2026 4 NOTICE OF ANNUAL GENERAL MEETING continued for the year ended 30 June 2026

ORDINARY RESOLUTION NUMBER 7: APPROVAL OF THE COMPANY’S REMUNERATION POLICY “Resolved that the company’s remuneration policy, as set out in the Remuneration Report of the Integrated Annual Report 2026 (“Integrated Report”), be and is hereby approved as contemplated in section 30A(1) of the Act.” Explanation The reason for ordinary resolution 7 is to give effect to the requirements of section 30A of the Act, which came into effect on 22 May 2026, and requires all public companies to adopt a remuneration policy and submit such policy to shareholders for approval by ordinary resolution at the AGM. Once approved, the remuneration policy will remain valid for a period of three years, after which it must be re-approved by shareholders every three years. Should the remuneration policy not be approved by the requisite majority, the company will be required to submit the remuneration policy for approval at the next AGM or at a shareholders’ meeting convened for that purpose, in accordance with the Act. ORDINARY RESOLUTION NUMBER 8: APPROVAL OF THE COMPANY’S REMUNERATION IMPLEMENTATION REPORT “Resolved that the company’s remuneration implementation report for the financial year ended 30 June 2026, as set out in the Remuneration Report of the Integrated Report, be and is hereby approved as contemplated in section 30B(2) of the Act.” Explanation The reason for ordinary resolution 8 is that section 30B of the Act, which came into effect on 22 May 2026, requires all public companies to prepare a remuneration report in respect of the preceding financial year and to present such report to shareholders for approval at the AGM. The effect of this resolution, if approved, will be the approval by shareholders of the company’s remuneration report for the financial year under review. Should the remuneration report not be approved by the requisite majority of shareholders, the company will be required to comply with the procedures prescribed in section 30B of the Act. In addition, the Remuneration Committee will be required to present, at the next AGM, an explanation of the manner in which shareholder concerns were considered and addressed. Shareholders are referred to sections 30B(4) and 30B(5) of the Act for further details regarding the consequences of non-approval of the remuneration report. DRDGOLD Notice of Annual General Meeting 2026 5 NOTICE OF ANNUAL GENERAL MEETING continued for the year ended 30 June 2026

SPECIAL RESOLUTION NUMBER 1: GENERAL AUTHORITY TO REPURCHASE ISSUED SECURITIES “Resolved that, subject to the provisions of the Act, the JSE Listings Requirements and the MOI, the directors be and are hereby authorised to approve the acquisition by the company or by any subsidiary of the company from time to time, of such number of DRDGOLD Securities, where applicable, in the company at such prices and on such other terms and conditions as the directors may from time to time determine on the following basis: 1. The general authority in terms of this resolution shall extend up to and including the date of the next AGM of the company or 15 (fifteen) months from the date on which this resolution is passed, whichever is the earlier date; 2. The company and its subsidiaries are enabled by their memorandum of incorporation to acquire shares; 3. The repurchase by the company of shares in issue shall not exceed, in aggregate, 20% (twenty percent) of the relevant class of the company’s issued share capital, at the beginning of the financial year, in any one financial year; 4. Acquisitions by the company or its subsidiaries shall not be made at a price greater than 10% (ten percent) above the weighted average of the market value of shares on the exchange operated by the JSE Limited (“JSE”) for the 5 (five) business days immediately preceding the date on which the acquisition is effected; 5. Acquisitions by the subsidiaries of the company may not result in a subsidiary, together with all other subsidiaries of the company, holding more than 10% (ten percent) of the relevant class of the entire issued share capital of the company from time to time; 6. Acquisitions of shares may not take place during a prohibited period, as defined in the JSE Listings Requirements, unless a repurchase programme, in compliance with paragraph 7.89 of the JSE Listings Requirements, in terms of which an independent third party, which makes its investment decisions in relation to the company’s securities independently of, and uninfluenced by the company, executes the repurchase programme, is in place where the dates and quantities of shares to be traded during the relevant period are fixed and has been submitted to the JSE in writing prior to the commencement of the prohibited period; 7. As soon as the company and/or its subsidiary/ies has/have cumulatively repurchased 3% (three percent) of the number of the relevant class of shares in issue as at the time that the general authority is granted, and for each 3% (three percent) in aggregate of the initial number of that class acquired thereafter, a SENS announcement containing the required details of such acquisitions will be published in compliance with the JSE Listings Requirements; 8. Such acquisitions will be effected through the order book operated by the trading system of the JSE and done without prior understanding or arrangement between the company and the counterparty (reported trades being prohibited); 9. The company shall only be entitled, at any point in time, to appoint one agent to effect any acquisition on its behalf pursuant to this resolution; 10. Any such general acquisitions are subject to the exchange control regulations and approvals applicable at that point in time; 11. Prior to any acquisition, a resolution is passed by the Board authorising the acquisition, and stating that the group has passed the solvency and liquidity test (as contemplated in section 4 of the Act) and that, since that test was performed, there have been no material changes to the financial position of the group; and 12. After having considered the effect of repurchases of up to 20% (twenty percent) of Shares pursuant to this general authority (assuming it were to take place), the directors are, in terms of the Act and the JSE Listings Requirements, of the opinion that for a period of 12 (twelve) months after the date of this Notice: 12.1 the company and the group would be able to repay their debts in the ordinary course of business; 12.2 the assets of the company and the group, fairly valued, will be in excess of the liabilities of the company and the group. For this purpose, the assets and liabilities are recognised and measured in accordance with the accounting policies used in the latest audited group AFS; 12.3 the company and the group will have adequate share capital and reserves for ordinary business purposes; 12.4 the working capital of the company and the group will be adequate for ordinary business purposes; and 12.5 a resolution by the Board that it has authorised the repurchase, that the company and its subsidiaries have passed the solvency and liquidity test and that, since that test was performed, there have been no material changes to the financial position of the group.” The general authority granted by way of this resolution is subject to paragraphs 7.84 – 7.88 of the JSE Listings Requirements. Explanation The reason for, and effect of, Special Resolution Number 1 is to enable the directors to approve the acquisition by the group of Shares in the company, subject to the limitations set out in the resolution. The directors are of the opinion that opportunities to acquire the Shares, which could enhance the earnings per share and/or net asset value per share, may present themselves in the future. Accordingly, in order for the group to be placed in a position to be able to utilise the provisions of the Act, and the JSE Listings Requirements, it is proposed that the directors be authorised by way of general authority, to acquire up to the maximum number of its Shares permitted by the JSE Listings Requirements. DRDGOLD Notice of Annual General Meeting 2026 6 NOTICE OF ANNUAL GENERAL MEETING continued for the year ended 30 June 2026

DRDGOLD Notice of Annual General Meeting 2026
7

NOTICE OF ANNUAL GENERAL MEETING *continued*

for the year ended 30 June 2026

SPECIAL RESOLUTIONS *continued*

SPECIAL RESOLUTION NUMBER 1: GENERAL AUTHORITY TO REPURCHASE ISSUED SECURITIES *continued*

The following information is disclosed/incorporated by reference in compliance with paragraph 7.91 of the JSE Listings Requirements:

1. **Major shareholders** – refer to the shareholders information section in the AFS;
2. **Share capital of the company** – refer to the equity note in the AFS;
3. **Directors' responsibility statement** – the directors whose names are set out in Annexure 3 – Directors of this Notice collectively and individually, accept full responsibility for the accuracy of the information contained in this Special Resolution Number 1 and Notice and certify that, to the best of their knowledge and belief, there are no other facts, the omission of which, would make any statement in this Special Resolution Number 1 and Notice false or misleading and that they have made all reasonable inquiries to ascertain such facts have been made and that this Special Resolution Number 1 and Notice contains all information required by law and the JSE Listings Requirements; and
4. **Material changes** – other than the facts and developments as reported in the subsequent events note in the AFS, there have been no material changes in the affairs, financial or trading position of the company and its subsidiaries from 30 June 2026 to the date of this Notice.

SPECIAL RESOLUTION NUMBER 2: APPROVAL OF NON-EXECUTIVE DIRECTORS' REMUNERATION

"Resolved that in terms of clause 30 of the MOI, sections 65(11)(h), 66(8) and 66(9) of the Act, the remuneration of the non-executive directors (**"NEDs"**) of the company for their services as directors be approved as set out in the table below with effect from 1 January 2027. The proposed fees exclude Value Added Tax and reflect a 5.25% (five-point-twenty five percent) increase to the fees approved at the previous AGM."

TABLE A

	Proposed fees per annum	Current approved fees per annum
	Annual retainer fee R	Annual retainer fee R
Chairperson of the Board [1]	**1 965 019**	1 867 002
Lead Independent Director [1]	**1 113 511**	1 057 968
NEDs	**563 306**	535 207
Audit Committee Chairperson [2]	**235 802**	224 040
Other Committees' Chairperson [2,3]	**183 402**	174 254
Audit Committee member	**157 202**	149 360
Risk Committee and Remuneration Committee member	**131 001**	124 467
Nominations Committee and Social and Ethics Committee member	**117 901**	112 020
Ad hoc fee applicable for additional special meetings [4]	**31 191**	29 635

[1] *Fees per annum for the Chairman of the Board and the Lead Independent Director are all-inclusive fees i.e. they will not receive Committee membership fees nor will they receive ad hoc fees in the event of additional special meetings required.*
[2] *This per annum fee is inclusive of both the NED's role as Chairman of the Committee and as a member.*
[3] *Per annum fees applicable for the Chairperson of all Committees except the Audit Committee.*
[4] *Ad hoc fees for additional work by a NED is only payable in out of the ordinary circumstances.*

Explanation

Special Resolution Number 2 is proposed in order to comply with section 66(9) of the Act and the MOI which, *inter alia*, provides that remuneration payable to NEDs of a company in respect of their services as directors must be approved by a special resolution of shareholders within the previous 2 (two) years.

VOTING AND PROXIES On a show of hands, every shareholder electronically present or by proxy or represented shall have only one vote irrespective of the number of Shares he/she holds or represents and, on a poll, every shareholder electronically present or by proxy or represented shall have one vote for every share held in DRDGOLD by such shareholder on the AGM record date. Shareholders holding certificated Shares in their own name and shareholders who have dematerialised their Shares and have elected “own-name” registration in the sub-register through a Central Securities Depository Participants (“CSDP”) may electronically attend, participate and vote in person at the AGM, or may appoint one or more proxies (who need not be shareholders) to electronically attend, participate and vote at the AGM in the place of such shareholder. A form of proxy to be used for this purpose is attached to this Notice. Duly completed forms of proxy must be lodged with the respective transfer secretaries at either of the addresses below at any time before the commencement of the AGM (or any adjournment of the AGM) or submitted to the chairperson of the AGM or the meeting facilitator, TMS, before the appointed proxy exercises any of the relevant shareholder’s rights at the AGM (or any adjournment of the AGM), provided that should a shareholder lodge a form of proxy with the transfer secretaries in South Africa, the United States and the United Kingdom, at the below addresses, at least 24 hours and 48 hours, respectively, before the AGM, such shareholder will also be required to furnish a copy of such form of proxy to the chairperson of the AGM or the meeting facilitator, TMS, before the appointed proxy exercises any of such shareholder’s rights at the AGM (or any adjournment of the AGM), as follows: • shareholders registered on the South African register to JSE Investor Services Proprietary Limited, One Exchange Square, 2 Gwen Lane, Sandown, Sandton, 2196 (PO Box 10462, Johannesburg, 2000), or email at meetfax@jseinvestorservices.co.za, to reach them by no later than 10:00 am (South African Time) on Thursday 5 November 2026; • shareholders holding shares in the form of American Depositary Receipts, Computershare Shareowner Services, P.O. Box 43304, Providence, RI 02940-3304 www.computershare.com/us/contact-us to reach them by no later than 09:00 am (Eastern Standard Time) on Monday, 2 November 2026; • shareholders registered on the United Kingdom register to PXS1, MUFG Corporate Markets, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, to reach them by no later than 10:00 am (Greenwich Mean Time) on Wednesday, 4 November 2026; and • shareholders registered on the Australian register to Computershare Investor Services Proprietary Limited, Level 17, 221 St George’s Terrace, Perth, WA 6000, Australia, to reach them by no later than 01:00 am (Australian Western Standard Time) on Wednesday, 4 November 2026. Shareholders who have already dematerialised their Shares through a CSDP and who have not selected “own-name” registration in the sub-register through a CSDP or broker and shareholders who hold certificated Shares through a nominee who wish to electronically attend the AGM must instruct their CSDP, broker or nominee to issue them with the necessary authority to electronically attend or, if they do not wish to electronically attend the AGM, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee. In respect of dematerialised Shares, it is important to ensure that the person or entity (such as a nominee) whose name has been entered into the relevant sub-register maintained by a CSDP completes the form of proxy in terms of which he/she appoints a proxy to vote at the AGM. Depository receipt holders may receive forms of proxy printed by the depositary bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy. The holder of a share warrant to bearer who wishes to electronically attend or be represented at the AGM must deposit his/her share warrant at the bearer reception office of PXS1, MUFG Corporate Markets, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, in both cases not later than 48 (forty eight) hours before the date appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the “conditions governing share warrants” currently in force. Thereupon, a form of proxy or an electronic form under which such share warrant holder may be represented at the AGM shall be issued. DRDGOLD Notice of Annual General Meeting 2026 8 NOTICE OF ANNUAL GENERAL MEETING continued for the year ended 30 June 2026

DOCUMENTS AVAILABLE FOR INSPECTION Copies of the MOI and this Notice are available for inspection at the registered office of the company during normal business hours on any weekday (excluding public holidays) from the date of this Notice to the date of the AGM, at which the aforementioned documents will be tabled. DIRECTORS' RESPONSIBILITY STATEMENT The directors, collectively and individually, accept full responsibility for the accuracy of the information pertaining to the Ordinary and Special Resolutions contained in this Notice and certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made, and that these resolutions contain all information required by law and by the JSE Listings Requirements. Registered office and postal address In South Africa Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor Weltevreden Park, 1709 Johannesburg (PO Box 390, Maraisburg, 1700) Transfer secretaries South Africa JSE Investor Services Proprietary Limited One Exchange Square 2 Gwen Lane Sandown, Sandton, 2196 (PO Box 10462, Johannesburg, 2000) United Kingdom MUFG Corporate Markets Central Square 29 Wellington Street Leeds, LS1 4DL United Kingdom American Depositary Receipts Computershare Shareowner Services P.O. Box 43304 Providence, RI 02940-3304 Australia Computershare Investor Services Proprietary Limited Level 17 221 St Georges Terrace Perth, WA 6000 Australia Virtual Annual General Meeting Facilitator The Meeting Specialist (Proprietary) Limited JSE Building, One Exchange Square 2 Gwen Lane Sandown, 2196 (PO Box 62043, Marshalltown, 2196 South Africa) By order of the Board K MBANYELE Company Secretary 30 September 2026 DRDGOLD Notice of Annual General Meeting 2026 9 NOTICE OF ANNUAL GENERAL MEETING continued for the year ended 30 June 2026

DRDGOLD Notice of Annual General Meeting 2026
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ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS

Summary consolidated statement of profit or loss and other comprehensive income for the year ended 30 June 2026

Amounts in R million	Notes	2026	2025
Revenue		**11 159.0**	7 878.2
Cost of sales		**(5 193.9)**	(4 747.7)
Gross Profit from operating activities		**5 965.1**	3 130.5
Other income		**9.4**	—
Administration and other costs		**(232.7)**	(213.8)
Loss on disposal of subsidiary	8	**(4.8)**	—
Results from operating activities		**5 737.0**	2 916.7
Finance income	6, 9	**245.5**	223.8
Finance expense		**(100.0)**	(73.4)
Profit before tax		**5 882.5**	3 067.1
Income tax	3	**(1 627.0)**	(824.4)
Profit for the year		**4 255.5**	2 242.7
Other comprehensive income		**242.2**	139.1
Items that will not be reclassified to profit or loss, net of tax			
Net fair value adjustment on equity investments at fair value through other comprehensive income	6, 10	**242.2**	139.1
Total other comprehensive income for the year		**242.2**	139.1
Total comprehensive income for the year		**4 497.7**	2 381.8
Earnings per share			
Basic earnings per share[1]	4	**492.1**	260.1
Diluted basic earnings per share[1]	4	**489.2**	258.9

[1] *All per share financial information is presented in South African cents per share (cps) and is rounded to the nearest one decimal point based on the results as presented, which are rounded to the nearest million Rand.*

The accompanying notes are an integral part of these Summary Consolidated Annual Financial Statements.

These summarised consolidated annual financial statements are a summary of, and have been extracted from, the audited consolidated financial statements as at and for the year ended 30 June 2026, and have not themselves been audited or independently reviewed. Both the consolidated annual financial statements and the Summary Consolidated Annual Financial Statements were prepared under the supervision of the Chief Financial Officer, Ms Henriette Hooijer, CA(SA) and can be obtained from the company on written request from the company's Company Secretary, Ms Kgomotso Mbanyele kgomotso.mbanyele@drdgold.com, or are available on the company's website at: https://www.drdgold.com/investors/reports-and-results.

Amounts in R million Notes 2026 2025 ASSETS Non-current assets 13 626.1 9 962.5 Property, plant and equipment 2 11 918.4 8 542.2 Investments in rehabilitation and other funds 10 1 100.6 1 002.8 Payments made under protest 31.0 56.7 Other investments 6, 10 567.0 322.5 Deferred tax asset 9.1 38.3 Current Assets 3 815.9 2 283.5 Inventories 580.1 522.6 Current tax receivable 7.8 4.3 Trade and other receivables 458.0 329.6 Assets held for sale 8 — 120.8 Cash and cash equivalents 9 2 770.0 1 306.2 TOTAL ASSETS 17 442.0 12 246.0 EQUITY AND LIABILITIES Equity 12 747.5 8 883.0 Stated share capital 6 310.5 6 197.3 Retained earnings 6 437.0 2 685.7 Non-current liabilities 3 639.4 2 361.8 Provision for environmental rehabilitation 5 721.4 558.7 Deferred tax liability 3 2 900.4 1 781.8 Liability for post-retirement medical benefits 11.3 11.3 Lease liabilities 6.3 10.0 Current liabilities 1 055.1 1 001.2 Trade and other payables 1 012.8 954.4 Current portion of lease liabilities 5.1 7.4 Current tax liability 37.2 29.5 Liabilities directly associated with the assets held for sale 8 — 9.9 Total Liabilities 4 694.5 3 363.0 TOTAL EQUITY AND LIABILITIES 17 442.0 12 246.0 The accompanying notes are an integral part of these Summary Consolidated Annual Financial Statements. DRDGOLD Notice of Annual General Meeting 2026 11 ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS continued Summary consolidated statement of financial position at 30 June 2026

DRDGOLD Notice of Annual General Meeting 2026
12

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS *continued*

Summary consolidated statement of changes in equity
for the year ended 30 June 2026

Amounts in R million	Notes	Stated share capital	Retained earnings	Total equity
Balance at 30 June 2024		6 192.2	697.2	6 889.4
Total comprehensive income				
Profit for the year			2 242.7	2 242.7
Other comprehensive income	6, 10		139.1	139.1
Total comprehensive income		–	2 381.8	2 381.8
Transactions with the owners of the parent				
Contributions and distributions				
Treasury shares disposed[1]		5.1	(5.1)	–
Dividend on ordinary shares	7		(431.0)	(431.0)
Equity-settled share-based payment[2]			43.8	43.8
Transactions with non-controlling interest ("NCI")				
Loss attributable to NCI			(1.0)	(1.0)
Balance at 30 June 2025		6 197.3	2 685.7	8 883.0
Total comprehensive income				
Profit for the year			**4 255.5**	**4 255.5**
Other comprehensive income	6, 10		**242.2**	**242.2**
Total comprehensive income		**–**	**4 497.7**	**4 497.7**
Transactions with the owners of the parent				
Contributions and distributions				
Treasury shares disposed[1]		**11.6**	**(11.6)**	**–**
Employee share scheme issues[2]		**101.6**	**(101.6)**	**–**
Dividend on ordinary share capital	7		**(779.3)**	**(779.3)**
Equity-settled share-based payment[3]			**28.7**	**28.7**
Shareholder contribution – acquisition of Kloof 2 Dump	2		**117.4**	**117.4**
Balance at 30 June 2026		**6 310.5**	**6 437.0**	**12 747.5**

[1] *Treasury shares disposed of for the vesting of the equity-settled share-based payment*
[2] *Issue of new ordinary shares in terms of the new Deferred Share Plan and old Employee Long-Term Incentive scheme*
[3] *Equity-settled share-based payment expense, vesting and income tax impacts have been aggregated for simplified presentation*

The accompanying notes are an integral part of these Summary Consolidated Annual Financial Statements.

Amounts in R million Notes 2026 2025 Cash flows from operating activities Cash generated from operations 6 036.5 3 376.9 Finance income received 138.9 63.7 Dividends received 6 — 56.3 Finance expense paid (11.0) (11.5) Income tax (paid)/received 3 (489.1) 25.7 Net cash inflow from operating activities 5 675.3 3 511.1 CASH FLOWS FROM INVESTING ACTIVITIES Acquisition of property, plant and equipment 2 (3 531.6) (2 254.9) Investment in other funds — (2.3) Environmental rehabilitation payments to reduce liabilities with related asset 5 (24.8) (26.1) Proceeds from assets held for sale 8 147.5 — Net cash outflow from investing activities (3 408.9) (2 283.3) CASH FLOWS FROM FINANCING ACTIVITIES Dividends paid on ordinary shares 7 (779.3) (431.0) Acquisition of minority interest in Stellar 8 (15.2) — Repayment of lease liabilities (8.1) (12.1) Net cash outflow from financing activities (802.6) (443.1) Net increase in cash and cash equivalents 1 463.8 784.7 Cash and cash equivalents at the beginning of the year 1 306.2 521.5 CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR 9 2 770.0 1 306.2 The accompanying notes are an integral part of these Summary Consolidated Annual Financial Statements. DRDGOLD Notice of Annual General Meeting 2026 13 ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS continued Summary consolidated statement of cash flows for the year ended 30 June 2026

DRDGOLD Notice of Annual General Meeting 2026
14

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS *continued*

Notes to the summary consolidated annual financial statements for the year ended 30 June 2026

1 BASIS OF PREPARATION

The Summary Consolidated Annual Financial Statements are prepared in accordance with the requirements of the JSE Listings Requirements and the requirements of the Companies Act. The JSE Listings Requirements require Summary Consolidated Annual Financial Statements to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards Accounting Standards (**"Accounting Standards"**) and the South African financial reporting requirements defined as the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee and the Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, at a minimum, contain the information required by IAS 34 *Interim Financial Reporting*.

The accounting policies applied in the preparation of the Consolidated Annual Financial Statements, from which the Summary Consolidated Annual Financial Statements were derived, are in terms of the Accounting Standards and are consistent with those applied in the previous Consolidated Annual Financial Statements.

The Summary Consolidated Annual Financial Statements have not been audited or reviewed and are extracted from the complete set of consolidated annual financial statements for the year ended 30 June 2026, which have been audited by the company's auditor, BDO South Africa Inc. The complete set of the annual financial statements has been prepared under the supervision of the Group's Chief Financial Officer, Ms Henriette Hooijer, CA(SA). The audited consolidated financial statements and the unqualified audit report on the consolidated financial statements are available from the company upon written request via email to the Company Secretary, Ms Kgomotso Mbanyele at kgomotso.mbanyele@drdgold.com or on the company's website at https://www.drdgold.com/investors/reports-and-results. Shareholders are therefore advised that in order to obtain a full understanding of the financial results and the financial position of the Group, as well as the nature of the auditor's work thereon, they should obtain a copy of the audited consolidated financial statements for the year ended 30 June 2026.

The directors are responsible for the preparation of the Summary Consolidated Annual Financial Statements and for accurately extracting the information from the underlying audited consolidated financial statements.

2 PROPERTY, PLANT AND EQUIPMENT

The Group's property, plant and equipment increased from R8 542.2 million at 30 June 2025 to R11 918.4 million at 30 June 2026 as the Group progresses with its capital expansion programme at Ergo Mining Proprietary Limited (**"Ergo"**) and at Far West Gold Recoveries Proprietary Limited (**"FWGR"**).

Contractual commitments not provided for at 30 June 2026 amounted to R1 807.0 million (30 June 2025: R 2 308.2 million). On 2 December 2025, DRDGOLD and Sibanye Gold Proprietary Limited (**"Sibanye Gold"**) signed an agreement to transfer ownership of the Kloof 2 dump, associated rehabilitation liability and trust fund monies to FWGR. The transfer is in accordance with the initial exchange agreement, concluded in 2018, for the acquisition of FWGR by the DRDGOLD Group.

The dump and associated environmental rehabilitation liability have been transferred. The rehabilitation trust fund monies remain with Sibanye Gold until regulatory approvals have been obtained. A receivable of R117.4 million has been recognised pending transfer of the monies.

3 CURRENT TAX AND DEFERRED TAX

Amounts in R million	**2026**	**2025**
Current tax charge	**496.2**	—
Deferred tax charge	**979.3**	824.4
Deferred tax rate adjustment	**151.5**	—
Income Tax	**1 627.0**	824.4

Current tax charge relates mainly to Ergo as a result of increased profit for the year and unredeemed capital being fully utilised. The Group's deferred tax liability increased from R1 781.8 million at 30 June 2025 to R2 900.4 million at 30 June 2026 mainly due to the increased mining capital expenditure being fully deductible against income.

The forecast weighted average deferred tax rate of Ergo increased from 25% to 27%, while the forecast weighted average deferred tax rate of FWGR increased from 29% to 30%. These increases were mainly as a result of an increase in profitability which was primarily driven by the increase in forecast gold prices.

DRDGOLD Notice of Annual General Meeting 2026
15

DRDGOLD LIMITED

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS *continued*

Notes to the summary consolidated annual financial statements *continued*
for the year ended 30 June 2026

4 EARNINGS PER SHARE

Amounts in R million	2026	2025
Basic earnings		
The calculations of basic and diluted earnings per ordinary share are based on the following:		
Profit for the year	**4 255.5**	2 242.7
Headline earnings		
The basic earnings has been adjusted by the following to arrive at headline earnings:	**(1.8)**	3.7
(Gain)/Loss on disposal of property, plant and equipment	**(0.3)**	3.7
Loss on disposal of subsidiary	**4.8**	—
Income from insurance claim	**(8.5)**	—
Taxation effects on income from insurance claim	**2.2**	—
Headline earnings	**4 253.7**	2 246.4

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares

Number of shares	2026	2025
Weighted average number of ordinary shares in issue adjusted for treasury shares	**864 677 984**	862 142 826
Effect of equity-settled share-based payment	**5 166 433**	4 210 349
Dilutive weighted average number of ordinary shares adjusted for treasury shares	**869 844 417**	866 353 175

SA cents per share	2026	2025
Basic earnings per share	**492.1**	260.1
Diluted basic earnings per share	**489.2**	258.9
Headline earnings per share	**491.9**	260.6
Diluted headline earnings per share	**489.0**	259.3

5 PROVISION FOR ENVIRONMENTAL REHABILITATION

Amounts in R million	2026	2025
Balance at the beginning of the year	**558.7**	616.8
Unwinding of provision	**51.0**	—
Addition of environmental rehabilitation provision recognised to related asset (a)	**34.7**	58.6
Change in estimate of environmental rehabilitation recognised in profit or loss (b)	**(13.1)**	(98.0)
Change in estimate of environmental rehabilitation provision recognised to related asset (c)	**114.9**	7.4
Environmental rehabilitation payments (d)	**(24.8)**	(26.1)
To reduce liability with a related asset	**(24.8)**	(26.1)
To reduce liability without a related asset	**—**	—
Balance at the end of the year	**721.4**	558.7
Environmental rehabilitation payments to reduce the liability	**(24.8)**	(26.1)
Ongoing rehabilitation expenditure[1]	**(19.7)**	(19.3)
Total cash spent on environmental rehabilitation	**(44.5)**	(45.4)

[1] *The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs.*

5 PROVISION FOR ENVIRONMENTAL REHABILITATION continued (a) Addition of environmental rehabilitation liability recognised to related asset On 2 December 2025, DRDGOLD and Sibanye Gold signed an agreement to transfer ownership of the Kloof 2 dump, associated rehabilitation liability and trust fund monies to FWGR. The transfer is in accordance with the initial exchange agreement, concluded in 2018, for the acquisition of FWGR by the DRDGOLD Group. The dump and associated environmental rehabilitation liability have been transferred. The rehabilitation trust fund monies remain with Sibanye Gold until regulatory approvals have been obtained. A receivable of R117.4 million has been recognised pending transfer of the monies. (b) Change in estimate of environmental rehabilitation liability recognised in profit or loss The decrease was as a result of the rescheduling of non-viable dumps at Ergo. Decrease is mainly as a result of Crown Complex being classified as Mineral Reserve and now included in the Life of Mine, resulting in a change in its rehabilitation methodology, from in situ to red earth footprint rehabilitation (c) Change in estimate of environmental rehabilitation liability recognised to related asset The increase was primarily due to inflationary increases in rehabilitation costs, higher demolition rates for plant infrastructure and the expansion of FWGR infrastructure. (d) Environmental rehabilitation payments 36.8ha of the Brakpan TSF and 6.0ha of the Driefontein 4 TSF were vegetated/cladded during the year. DRDGOLD Notice of Annual General Meeting 2026 16 ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS continued Notes to the summary consolidated annual financial statements continued for the year ended 30 June 2026

DRDGOLD Notice of Annual General Meeting 2026
17

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS *continued*

Notes to the summary consolidated annual financial statements *continued*
for the year ended 30 June 2026

6 INVESTMENT IN RAND REFINERY (PTY) LTD ("RAND REFINERY")

The fair value of DRDGOLD's 11.3% interest in Rand Refinery at 30 June 2026 is estimated at R522.6 million (30 June 2025: R302.0 million).

In accordance with IFRS 13 *Fair Value Measurement*, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation.

Rand Refinery's refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated.

The fair value of Rand Refinery increased as a result of an increase in the enterprise value of the refining operations of Rand Refinery.

The enterprise value of Rand Refinery's refining operations increased due to higher-than-budgeted metal gains and a significant increase in forecast commodity prices.

The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.4% and 15.6% (30 June 2025: 15.3% and 16.9%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 30 June 2026 were used, and therefore classified as an unobservable input into the models.

Amounts in R million	2026	2025
Reconciliation of investment in Rand Refinery		
Balance at the beginning of the year	**302.0**	166.8
Fair value adjustment on equity investments at fair value through other comprehensive income	**220.6**	135.2
Balance at the end of the year	**522.6**	302.0
Dividends received	**–**	56.3

Key observable/unobservable inputs into the model include:

	Unit	2026	2025
Rand Refinery operations			
Average gold price[1]	R/kg	**2 273 530**	1 620 480
Average silver price[1]	R/kg	**32 795**	18 598
Average South African CPI[1]	%	**4.9**	4.5
Terminal growth rate[2]	%	**2.4**	4.5
South African long-term government bond rate[1]	%	**8.4**	9.7
Weighted average cost of capital[2]	%	**15.8**	16.0

[1] *Observable input.*
[2] *Unobservable input.*

The fair value measurement is most sensitive to the ZAR denominated gold price and weighted average cost of capital. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the weighted average cost of capital, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the operating costs, minority and marketability discounts applied. The table below indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

Rand Refinery sensitivity analysis	Increase/ (decrease)	2026	2025
Change in OCI, net of tax:			
Rand US Dollar exchange rate[1]	1%/(1%)	**8.1/(8.1)**	6.9 /(6.9)
Commodity prices (gold and silver)[1]	1%/(1%)	**7.5/(7.5)**	6.0 /(6.0)
Operating costs[2]	1%/(1%)	**(5.4)/5.4**	(4.7)/ 4.7
Weighted average cost of capital[2]	1%/(1%)	**(18.6)/18.6**	(13.3)/ 13.3
Minority discount[2]	1%/(1%)	**(6.2)/6.2**	(3.6)/ 3.6
Marketability[2]	1%/(1%)	**(6.2)/6.2**	(3.5)/ 3.5

[1] *Observable input*
[2] *Unobservable input*

DRDGOLD Notice of Annual General Meeting 2026
18

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS *continued*

Notes to the summary consolidated annual financial statements *continued*
for the year ended 30 June 2026

7. DIVIDENDS DECLARED AND PAID

	2026	2025
Dividends declared during the year:		
Final dividend paid relating to prior year: 40 SA cents per share (FY2025: 20 SA cents per share)	**345.7**	172.3
Interim dividend: 50 SA cents per share (FY2025: 30 SA cents per share)	**433.6**	258.7
Total	**779.3**	431.0

8 SUBSIDIARY HELD FOR SALE

Stellar Energy Solutions Proprietary Limited (**"Stellar"**) is a renewable energy company with a project to develop a 150MW solar plant in Polokwane, Limpopo. On 18 August 2025, Ergo's shareholding was increased to 89.94% from 50.25%, through conversion of its short term credit facility into equity. On 17 November 2025, Ergo acquired the minority shareholding, increasing the shareholding in Stellar to 100%.

Following a strategic review, the Board decided to sell Ergo's share in Stellar to focus on the Group's core mining activities. The sale was concluded on 23 December 2025 to NOA Group Assets Proprietary Limited (the **"NOA Group"**), for a total cash consideration of R147.5 million.

Concurrent with the disposal, an electricity supply agreement was entered into with the NOA Group to procure 76GWh per annum of renewable energy, with supply expected to commence in January 2028.

9 FINANCIAL RISK MANAGEMENT FRAMEWORK

COMMODITY PRICE SENSITIVITY
The group's profitability and cash flows are primarily affected by changes in the market price of gold, which is sold in US Dollars and then converted to Rand.

The Group's policy is to remain an unhedged gold producer and, accordingly, it does not ordinarily enter into forward gold sales contracts to hedge exposure to movements in the US dollar gold price or exchange rates. In circumstances where medium-term debt is raised to fund growth projects, the Group may enter into price protection arrangements to mitigate consequential liquidity risk. No such contracts were entered into during the current reporting period.

LIQUIDITY MANAGEMENT
The Group monitors available cash and cash equivalent balances and facilities to ensure there is sufficient capital for forecasted expenditures including capital requirements. Cash and cash equivalents (excluding restricted cash) as at 30 June 2026 is R2 755.9 million (2025: R1 293.0 million). The Group remains debt free as at 30 June 2026 (2025: Nil).

To fund the significant capital expansion programme at both operations, on 28 June 2024, DRDGOLD secured a R500.0 million General Banking Facility (**"GBF"**) with Nedbank. The GBF was increased to include a guarantees facility of R181.0 million (increased to R120.0 million in 2025), bringing the total GBF facility to R681.0 million (2025: R620.0 million). The revolving credit facility (**"RCF"**) of R1.0 billion, with an accordion facility of R500.0 million, is secured with Nedbank.

Other than the guarantees facility that has been fully utilised, both the GBF and RCF remain undrawn as at 30 June 2026 and 30 June 2025. Details of the facilities are disclosed in note 12 of the consolidated annual financial statements.

The RCF permitted an interest cover ratio (adjusted EBITDA to net finance charges) of no more than 4:1 and a leverage ratio (total net debt to adjusted EBITDA) of no less than 2:1 calculated on a twelve-month rolling basis, respectively. Management monitors the covenant ratio levels to ensure compliance with the covenants, as well as maintain sufficient facilities to ensure satisfactory liquidity for the Group.

10 FAIR VALUES

The Group's assets that are measured at fair value at the reporting date consist of equity instruments at fair value through other comprehensive income and are included in other investments on the statement of financial position.

Of this line item, R22.0 million (2025: R11.2 million) relates to fair value hierarchy level 1 instruments. This balance increased as a result of an increase in the share price of West Wits Mining Limited. R545.0 million (2025: R311.3 million) relates to fair value hierarchy level 3 instruments, mainly the investment in Rand Refinery, as referred to in note 6. Investment in rehabilitation and other funds are classified as fair value level 2 instruments. They consist of funds held within the Guard Risk Cell Captive and invested in diversified hybrid interest-bearing income and hedge funds of low to medium risk, held in Anchor Capital.

11 OPERATING SEGMENTS The Group has one material revenue stream, the sale of gold to South African Bullion banks. The following summary describes the operations in the Group’s reportable operating segments: Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises three plants and a solar plant with a BESS. The Ergo Plant operates as a metallurgical plant and the City Deep and Knights plants as pump/milling stations feeding the Ergo Plant. FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 TSF. Corporate office and other reconciling items (collectively referred to as “Other reconciling items”) represent the items to reconcile to the consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue. DRDGOLD Notice of Annual General Meeting 2026 19 ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS continued Notes to the summary consolidated annual financial statements continued for the year ended 30 June 2026

DRDGOLD Notice of Annual General Meeting 2026
20

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS *continued*

Notes to the summary consolidated annual financial statements *continued*
for the year ended 30 June 2026

11 OPERATING SEGMENTS *continued*

2026 Amounts in R million	Ergo	FWGR	Other reconciling items	Total
Revenue (External)	8 080.0	3 079.0	–	11 159.0
Cash operating costs	(3 968.8)	(743.6)	–	(4 712.4)
Movement in gold in process and finished inventories – Gold Bullion	15.5	(10.1)	–	5.4
Segment operating profit	4 126.7	2 325.3	–	6 452.0
Additions to property, plant and equipment	(999.6)	(2 735.8)	(1.5)	(3 736.9)
Reconciliation of segment operating profit to profit after tax				
Segment operating profit	4 126.7	2 325.3	–	6 452.0
Depreciation	(341.0)	(133.0)	(3.2)	(477.2)
Change in estimate of environmental rehabilitation recognised in profit or loss	20.8	–	(7.7)	13.1
Ongoing rehabilitation expenditure	(16.4)	(2.5)	(0.8)	(19.7)
Care and maintenance	–	–	(0.2)	(0.2)
Other operating costs	(2.9)	–	–	(2.9)
Other income	8.9	–	0.5	9.4
Loss on disposal of subsidiary	(4.8)	–	–	(4.8)
Administration expenses and other costs	(35.8)	(2.9)	(194.0)	(232.7)
Finance income	52.2	58.9	134.4	245.5
Finance expense	(75.0)	(15.0)	(10.0)	(100.0)
Current tax	(485.3)	–	(10.9)	(496.2)
Deferred tax	(418.7)	(697.6)	(14.5)	(1 130.8)
Profit after tax	2 828.7	1 533.2	(106.4)	4 255.5
Reconciliation of cost of sales to cash operating costs				
Cost of sales[1] (a)	(4 292.8)	(889.2)	(11.9)	(5 193.9)
Depreciation	341.0	133.0	3.2	477.2
Change in estimate of environmental rehabilitation recognised in profit or loss	(20.8)	–	7.7	(13.1)
Movement in gold in process and finished inventories – Gold Bullion	(15.5)	10.1	–	(5.4)
Ongoing rehabilitation expenditure	16.4	2.5	0.8	19.7
Care and maintenance	–	–	0.2	0.2
Other operating costs	2.9	–	–	2.9
Cash operating costs	(3 968.8)	(743.6)	–	(4 712.4)

[1] *Included in cost of sales is R64.0 million (2025: R138.9 million) paid for services rendered by Sibanye-Stillwater.*

(a) Most significant components of other operating costs within cost of sales include:

Consumable stores	(1 265.8)	(246.6)	–	(1 512.4)
Labour including short term incentives	(638.9)	(128.9)	–	(767.8)
Electricity	(380.9)	(135.1)	–	(516.0)
Specialist service providers	(977.1)	(44.4)	–	(1 021.5)
Machine hire	(147.9)	(25.5)	–	(173.4)
Security expenses	(176.5)	(40.3)	–	(216.8)
Water	(39.8)	(2.9)	–	(42.7)

DRDGOLD Notice of Annual General Meeting 2026
21

DRDGOLD LIMITED

ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS *continued*

Notes to the summary consolidated annual financial statements *continued*
for the year ended 30 June 2026

11 OPERATING SEGMENTS *continued*

2025 **Amounts in R million**	**Ergo**	**FWGR**	**Other reconciling items**	**Total**
Revenue (External)	5 671.5	2 206.7	—	7 878.2
Cash operating costs	(3 699.2)	(673.5)	—	(4 372.7)
Movement in gold in process and finished inventories - Gold Bullion	9.8	8.3	—	18.1
Segment operating profit	1 982.1	1 541.5	—	3 523.6
Additions to property, plant and equipment	(605.7)	(1 593.1)	(1.2)	(2 200.0)
Reconciliation of segment operating profit to profit after tax				
Segment operating profit	1 982.1	1 541.5	—	3 523.6
Depreciation	(326.5)	(130.2)	(2.5)	(459.2)
Change in estimate of environmental rehabilitation recognised in profit or loss	92.8	—	5.2	98.0
Ongoing rehabilitation expenditure	(16.3)	(2.6)	(0.3)	(19.2)
Care and maintenance	—	—	0.8	0.8
Other operating costs	(13.5)	—	—	(13.5)
Administration expenses and other costs	(19.6)	(8.3)	(185.9)	(213.8)
Finance income	53.1	52.1	118.6	223.8
Finance expense	(51.6)	(11.7)	(10.1)	(73.4)
Deferred tax	(405.6)	(426.9)	8.1	(824.4)
Profit after tax	1 294.9	1 013.9	(66.1)	2 242.7
Reconciliation of cost of sales to cash operating costs				
Cost of sales (a)	(3 952.9)	(798.0)	3.2	(4 747.7)
Depreciation	326.5	130.2	2.5	459.2
Change in estimate of environmental rehabilitation recognised in profit or loss	(92.8)	—	(5.2)	(98.0)
Movement in gold in process and finished inventories - Gold Bullion	(9.8)	(8.3)	—	(18.1)
Ongoing rehabilitation expenditure	16.3	2.6	0.3	19.2
Care and maintenance	—	—	(0.8)	(0.8)
Other operating costs	13.5	—	—	13.5
Cash operating costs	(3 699.2)	(673.5)	—	(4 372.7)
Most significant components of other operating costs within cost of sales include:				
Consumable stores	(1 151.4)	(224.6)	—	(1 376.0)
Labour including short term incentives	(625.9)	(121.3)	—	(747.2)
Electricity	(422.9)	(121.1)	—	(544.0)
Specialist service providers	(833.0)	(43.2)	—	(876.2)
Machine hire	(136.3)	(20.0)	—	(156.3)
Security expenses	(162.2)	(36.3)	—	(198.5)
Water	(41.3)	(3.8)	—	(45.1)

12 SUBSEQUENT EVENTS There were no subsequent events between the reporting date of 30 June 2026 and the date of issue of these Summary Consolidated Annual Financial Statements other than those included in the notes above and described below. Cash dividend On 19 August 2026, the Board declared a final dividend for the year ended 30 June 2026 of 120 SA cents per qualifying share amounting to R1 042.5 million, which was paid on 14 September 2026. Ordinary share issue On 2 September 2026, 1 358 826 new ordinary shares were issued in terms of the new employee SIP incorporating the DSP, increasing the total issued ordinary shares to 868 756 525. DSP Award Grant In terms of the SIP incorporating the DSP, approved by shareholders of DRDGOLD on 29 November 2023, qualifying employees were awarded deferred shares (“Awards”). On 2 September 2026, 1 358 826 deferred shares were granted to qualifying employees under the DSP. The Awards vest over five years at 20% per annum for F-band participants, and over three years at 33.3% per annum for E and D band participants, starting from the award date, and subject to the rules of the DSP, including the participant’s continued employment with the Group. The number of conditional shares granted includes those granted to directors and prescribed officer as follows: Number of deferred shares Executive directors DJ Pretorius 163 530 H Hooijer1 74 019 Prescribed officer WJ Schoeman 88 557 326 106 1 Appointed as executive director from 1 July 2025. DRDGOLD Notice of Annual General Meeting 2026 22 ANNEXURE 1 - SUMMARY CONSOLIDATED ANNUAL FINANCIAL STATEMENTS continued Notes to the summary consolidated annual financial statements continued for the year ended 30 June 2026

Dear shareholder 30 September 2026 Printing and distribution of reports This booklet includes the following: • detailed notice of AGM 2026; • form of proxy; and • the electronic participation form. In a continuous drive to contain costs, we have rationalised the printing and postage of our various reports and neither the Integrated Report, nor the audited Consolidated and Company Annual Financial Statements for the year ended 30 June 2026 have been printed. Alternatively, you may contact the Company Secretary, Ms Kgomotso Mbanyele, to request a copy/copies. The Annual Integrated Report 2026, Consolidated and Company Annual Financial Statements for the year ended 30 June 2026 are available on the website on: www.drdgold.com/investors/reports-and-results#ars2026. Tel: +27 87 285 9576 / email: kgomotso.mbanyele@drdgold.com Certificated shareholders may elect not to receive any copies of the aforementioned communications. Dematerialised shareholders, who do not wish to receive copies of reports, should advise their CSDP or stockbroker to amend their records accordingly. Yours sincerely Ms K Mbanyele Company Secretary DRDGOLD Notice of Annual General Meeting 2026 23 ANNEXURE 2 – PRINTING AND DISTRIBUTION OF REPORTS

Non-executive Directors Timothy Cumming (69) Johan Holtzhausen (80) BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics) BSc (Geology and Chemistry), BCompt (Hons), CA(SA) Non-executive Chairman Independent Non-executive Director • Chairman: Board • Chairman: Nominations Committee • Member: Risk Committee and Remuneration Committee • Chairman: Audit Committee • Member: Remuneration Committee and Nominations Committee Timothy (Tim) Cumming joined the DRDGOLD Board on 1 August 2020 and was appointed non-executive Chairman and Chairman of the Nominations Committee on 1 December 2021. He is an independent non-executive director of Nedgroup Investments Limited and Riscura Holdings Limited and previously served on the boards of Sibanye Stillwater Limited and Sasol Limited. His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African based company providing leadership development and advisory services to senior business executives. His career started at Anglo American Corporation of South Africa as an engineer, where he was also involved in the geotechnical design of the Ergo tailings facility. Thereafter he held senior leadership roles at Allan Gray, HSBC Securities (SA) and Old Mutual. Other involvements include Chairmanship of the Mandela Rhodes Foundation’s Investment Committee and the Woodside Endowment Trust. Johan Holtzhausen was appointed as an independent non-executive director on 25 April 2014. With more than 43 years’ experience in the accounting profession, he served as a senior partner at KPMG Services Proprietary Limited. His clients included major corporations listed in South Africa, Canada, the UK as well as Australia and the United States. As announced on the Stock Exchange News Service on 24 October 2025, Johan will be stepping down from the board of directors of DRDGOLD with effect from the conclusion of the 2026 AGM. DRDGOLD Notice of Annual General Meeting 2026 24 ANNEXURE 3 – DIRECTORS

Non-executive Directors continued Edmund Jeneker (64) Prudence Lebina (45) Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA BCom, Higher Diploma (Accounting), Certificate in Business Leadership, CA(SA) Lead Independent Non-executive Director Independent Non-executive Director • Chairman: Remuneration Committee and Social and Ethics Committee • Member: Nominations Committee • Chairperson: Risk Committee • Member: Audit Committee, Nominations Committee and Remuneration Committee Edmund Jeneker was appointed as a non- executive director in November 2007 and lead independent non-executive director in August 2017. He has more than 32 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves as Chairman of IZI Africa Group, member of the Social and Ethics Forum of the Institute of Directors Southern Africa, Chairman of the Badisa NPC Investment Committee and serves on the Board of The Cape Philharmonic Orchestra. He is a Fellow Member of the Institute of Directors SA, a Certified ESG and Climate Change Competent Director and Chartered Director (SA). Prudence Lebina was appointed as an independent non-executive director on 3 May 2019. She's a chartered accountant with over 20 years' working experience in corporate finance, business development, financial reporting and stakeholder management in the mining and financial services sectors. Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Telkom SA SOC Limited. DRDGOLD Notice of Annual General Meeting 2026 25 ANNEXURE 3 – DIRECTORS continued

Non-executive Directors continued Thoko Mnyango (61) Andrew Brady (51) Dip Juris, BJuris BCom, Post Graduate Diploma in Business Administration Independent Non-executive Director Non-executive Director • Member: Social and Ethics Committee; Nominations Committee and Risk Committee. • Member: Remuneration Committee, Risk Committee and Social and Ethics Committee Thoko Mnyango was appointed as an independent non-executive director on 1 December 2016. Thoko’s career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of CEO of Vitom Holdings Proprietary Limited and Vitom Brands Communication Proprietary Limited, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based Non-Governmental Organization which focused on community development. Andrew Brady was appointed an independent non-executive director on 1 December 2024 and became a non-executive director on 19 August 2025. He has more than 25 years’ experience in resource-sector corporate finance and business development. Andrew is an executive director of Clean World Capital. He was previously Senior Vice President: Business Development at Sibanye Stillwater and a founding shareholder and Managing Director of Qinisele Resources. Qinisele Resources, an independent boutique resources advisory business played a leading role in the restructuring and consolidation of South Africa’s gold and platinum group metals industries. He has advised international and South African mining companies on investment and expansion strategies and has an extensive resources and banking network. As announced on SENS on 13 August 2026, Andrew was appointed to the Remuneration Committee and the Social and Ethics Committee with effect from 1 September 2026. DRDGOLD Notice of Annual General Meeting 2026 26 ANNEXURE 3 – DIRECTORS continued

Non-executive Directors continued Charmel Flemming (43) Mark Hoffman (57) BAcc (Hons), CA(SA) BCom, BAcc, CA(SA) Independent Non-executive Director Independent Non-executive Director • Member: Audit Committee; Risk Committee and Social and Ethics Committee • Member: Audit Committee; Remuneration Committee and Social and Ethics Committee Charmel Flemming was appointed as an independent non-executive director on 1 August 2020. Ms Flemming is the Founder and CEO of FTwelve, a boutique cloud-based accounting firm. She currently serves as a non-executive director of ATKV MSW and previously served as a non- executive director of Acorn Agri & Food Limited and MixTelematics Limited. Earlier in her career, she was employed by KPMG and De Beers, where she also served as a trustee on the boards of the De Beers Benefit Society Medical Aid and the De Beers Pension Fund. Charmel is a Chartered Accountant and an advocate for diversity in the financial industry and inclusivity in the boardroom. As announced on SENS on 1 September 2026, Charmel was appointed as Chair of the Audit Committee, replacing Johan, with effect from the conclusion of the 2026 AGM. Mark Hoffman was appointed as an independent non-executive director on 1 August 2026. He is a Chartered Accountant and has worked in the professional services space for over 35 years. Mark previously served as a partner at Deloitte and KPMG in advisory and audit across multiple sectors in financial, sustainability, investor and integrated reporting. Mark is currently an independent consultant with extensive experience in dealing with corporate reporting, strategy, risk and opportunity, business performance management, internal controls, governance and integrated thinking solutions. As announced on SENS on 13 August 2026, Mark was appointed to the Audit Committee, Remuneration Committee and Social and Ethics Committee with effect from 1 September 2026. DRDGOLD Notice of Annual General Meeting 2026 27 ANNEXURE 3 – DIRECTORS continued

Executive Directors Niël Pretorius (59) Henriette Hooijer (46) BProc, LLB, LLM BCom (Hons), CA(SA) Chief Executive Officer Chief Financial Officer • Member: Risk Committee • Member: Social and Ethics Committee Niël Pretorius has more than 27 years of experience in the mining industry. He was appointed Chief Executive Officer of DRDGOLD on 1 January 2009, having served as CEO Designate since 21 August 2008. Since joining DRDGOLD in May 2003 as Legal Advisor, Niël has held several senior leadership positions within the Group. He was promoted to Group Legal Counsel in September 2004, General Manager: Corporate Services in April 2005, and Chief Executive Officer of Ergo Mining Operations (formerly DRDGOLD SA) in July 2006. In April 2008, he was appointed Managing Director of Ergo Mining Operations. Under his leadership, DRDGOLD has strengthened its position as a leading surface gold retreatment company, focusing on operational excellence, responsible mining practices and sustainable value creation for stakeholders. Niël also serves as an elected board member of the Minerals Council South Africa and the World Gold Council, contributing to the advancement and sustainability of the mining industry both locally and globally. Henriette Hooijer was appointed as the Chief Financial Officer Designate and Executive Director on 1 July 2025 and assumed the role of Chief Financial Officer on 1 February 2026, succeeding Riaan Davel. She joined DRDGOLD in May 2016 as Group Financial SOX and Compliance Manager and was appointed Financial Director of Far West Gold Recoveries Proprietary Limited (FWGR) in August 2018. In March 2024, she was appointed General Manager: Group Finance. Prior to joining DRDGOLD, Henriette spent 11 years with KPMG, where she led and participated in audits of listed companies, including mining companies and SEC registrants. With more than 20 years of experience in the mining industry, she brings extensive expertise in financial management, reporting, governance, assurance and regulatory compliance. Henriette has played a key role in strengthening the group's financial leadership and supporting the implementation of DRDGOLD's Vision 2028 growth strategy. DRDGOLD Notice of Annual General Meeting 2026 28 ANNEXURE 3 – DIRECTORS continued

ELECTRONIC PARTICIPATION FORM IN THE DRDGOLD LIMITED (“COMPANY”) VIRTUAL ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, 6 NOVEMBER 2026 AT 10:00 AM 1. Shareholders or their proxies who wish to participate in the annual general meeting via electronic communication (“Participants”), must apply to the company’s meeting scrutineers to do so by e-mailing the form below (“the application”) to the e-mail address of the company’s meeting scrutineers, The Meeting Specialist Proprietary Limited (“TMS”), by no later than 10:00 am (South African time) on Thursday, 5 November 2026. The e-mail address is as follows: proxy@tmsmeetings.co.za. 2. Shareholders who have dematerialised their shares, other than those shareholders who have dematerialised their shares with ‘own-name’ registration, should contact their Central Securities Depository Participant (“CSDP”) or broker in the manner and time stipulated in their agreement with their CSDP or broker: 2.1 to furnish them with their voting instructions; and 2.2 if they wish to participate in the meeting, to obtain the necessary authority to do so. 3. Each shareholder, who has complied with the requirements below, will be contacted between Thursday, 5 November 2026 and Friday, 6 November 2026 via email/mobile with a unique link to allow them to participate in the virtual annual general meeting. 4. The cost of the Participant’s phone call or data usage will be at his/her own expense and will be billed separately by his/her own telephone service provider. 5. Participants will be able to vote during the annual general meeting through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the annual general meeting, must provide TMS with the information requested below. 6. The Participant’s unique access credentials will be forwarded to the email/cell number provided below. APPLICATION FORM Name and surname of shareholder Name and surname of shareholder representative (If applicable) ID number of shareholder or representative Email Address Cell number Telephone number Name of CSDP or broker (If shares are held in dematerialised format) SCA number/broker account number or Own name account number Number of shares Signature Date By signing this form, I agree to the terms and conditions on the following page and consent to the processing of my personal information above for the purpose of participation in the annual general meeting. DRDGOLD Notice of Annual General Meeting 2026 29 ELECTRONIC PARTICIPATION FORM

TERMS AND CONDITIONS FOR ELECTRONIC PARTICIPATION IN THE DRDGOLD (“COMPANY”) VIRTUAL ANNUAL GENERAL MEETING TO BE HELD ON FRIDAY, 6 NOVEMBER 2026 AT 10:00 AM 1. The cost of dialling in using a telecommunication line/webcast/web-streaming to participate in the annual general meeting is for the expense of the Participant and will be billed separately by the Participant’s own telephone service provider. 2. The Participant acknowledges that the telecommunication lines/webcast/web-streaming are provided by a third party and indemnifies the company and TMS and/or their third-party service providers against any loss, injury, damage, penalty or claim arising in any way from the use or possession of the telecommunication lines/webcast/web-streaming, whether or not the problem is caused by any act or omission on the part of the Participant or anyone else. In particular, but not exclusively, the Participant acknowledges that he/she will have no claim against the company and TMS and/or its third-party service providers, whether for consequential damages or otherwise, arising from the use of the telecommunication lines/webcast/web-streaming or any defect in it or from total or partial failure of the telecommunication lines/webcast/web-streaming and connections linking the telecommunication lines/webcast/web-streaming to the annual general meeting. 3. Participants will be able to vote during the annual general meeting through an electronic participation platform. Such Participants, should they wish to have their vote(s) counted at the annual general meeting, must act in accordance with the requirements set out above. 4. The annual general meeting will be recorded by TMS and the recording will be available upon request. 5. Given the above, the Participant agrees not to record the meeting by any other means. 6. Participants will be muted throughout the annual general meeting. There will be a question-and-answer session where participants may post questions on the virtual platform. 7. Participants are required to have a stable internet connection to successfully participate in the annual general meeting. 8. Once the Participant has received the link, the onus to safeguard this information remains with the Participant. 9. The application will only be deemed successful if this participation form has been fully completed and signed by the Participant and delivered or e-mailed to TMS at proxy@tmsmeetings.co.za. Shareholder name: Signature: Date: Important: You are required to attach a copy of your identity document/driver’s licence/passport when submitting this form. DRDGOLD Notice of Annual General Meeting 2026 30 ELECTRONIC PARTICIPATION FORM continued

DRDGOLD Notice of Annual General Meeting 2026
31

DRDGOLD LIMITED

FORM OF PROXY

FORM OF PROXY FOR DRDGOLD SHAREHOLDERS

For use only by DRDGOLD shareholders registered on the United Kingdom register and with regard to the South African register, for use only by DRDGOLD shareholders holding share certificates and Central Securities Depository Participant (**"CSDP"**) nominee companies, brokers' nominee companies and DRDGOLD shareholders who have dematerialised their share certificates and who have selected *"own-name"* registration through a CSDP at the annual general meeting of DRDGOLD shareholders to be held virtually on Friday, 6 November 2026 at 10:00 am (South African time), through an interactive electronic platform (the **"AGM"**).

DRDGOLD shareholders on the South African register who have already dematerialised their share certificates through a CSDP or broker and who have not selected *"own-name"* registration and DRDGOLD shareholders who hold certificated ordinary shares through a nominee must not complete this form of proxy but must instruct their CSDP, broker or nominee to issue them with the necessary authority to electronically attend the AGM or, if they do not wish to electronically attend the AGM, they may provide their CSDP, broker or nominee with their voting instructions in terms of the custody agreement entered into between them and their CSDP, broker or nominee.

I/We (BLOCK LETTERS please)

of	
Telephone work ( )	Telephone home ( )
being the holder/s or custodians of	shares hereby appoint (see note 1 overleaf):
1. or failing him/her,	
2. or failing him/her,	
3. the chairman of the annual general meeting of DRDGOLD shareholders,	

as my/our proxy to electronically attend, participate in and vote on a show of hands or on a poll for me/us and on my/our behalf at the AGM to be held for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the DRDGOLD shares registered in my/our name as follows (see note 2 overleaf):

	For	Against	Abstain
Ordinary resolution number 1 – Appointment of Independent Auditors			
Ordinary resolution number 2 – Re-election of Director – Ms Thoko Mnyango			
Ordinary resolution number 3 – Re-election of Director – Ms Niël Pretorius			
Ordinary resolution number 4 – Election of Director – Mr Mark Hoffman			
Ordinary resolution number 5.1 – Election of Audit Committee member – Ms Charmel Flemming (chairperson)			
Ordinary resolution number 5.2 – Election of Audit Committee member – Mr Mark Hoffman			
Ordinary resolution number 5.3 – Election of Audit Committee member – Ms Prudence Lebina			
Ordinary resolution number 6.1 – Election of Social and Ethics Committee member – Mr Edmund Jeneker (chairperson)			
Ordinary resolution number 6.2 – Election of Social and Ethics Committee member – Mr Andrew Brady			
Ordinary resolution number 6.3 – Election of Social and Ethics Committee member – Ms Charmel Flemming			
Ordinary resolution number 6.4 – Election of Social and Ethics Committee member – Mr Mark Hoffman			
Ordinary resolution number 6.5 – Election of Social and Ethics Committee member – Ms Henriette Hooijer			
Ordinary resolution number 6.6 – Election of Social and Ethics Committee member – Ms Thoko Mnyango			
Ordinary resolution number 7 – Approval of the company's Remuneration Policy			
Ordinary resolution number 8 – Approval of the company's Remuneration Implementation Report			
Special resolution number 1 – General authority to repurchase issued securities			
Special resolution number 2 – Approval of non-executive directors' remuneration			

and generally, to act as my/our proxy at the said AGM.
(Tick whichever is applicable). If no directions are given, the proxy holder will be entitled to vote or to abstain from voting, as that proxy holder deems fit. (See note 2 overleaf).

Signed at	on	2026
Signature		
Assisted by (where applicable)		

Each DRDGOLD shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of DRDGOLD) to electronically attend, participate and vote in the place of that DRDGOLD shareholder at the AGM. Unless otherwise instructed, the proxy may vote as they deem fit.

1. A DRDGOLD shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder’s choice in the space/s provided, with or without deleting “the chairman of the AGM”, but any such deletion must be initialled by such shareholder. The person whose name appears first on the form of proxy and who is present at the AGM will be entitled to act as proxy to the exclusion of those whose names follow. 2. A DRDGOLD shareholder’s instruction to his proxy must be indicated in the appropriate box by inserting the number of shares in respect of which the shareholder wishes his proxy to cast his votes. 3. Should there be no indication in the appropriate box as to how the shareholder wishes his votes to be cast by his proxy, then the proxy will be deemed to have been authorised to vote or abstain from voting at the AGM as the proxy deems fit. 4. A DRDGOLD shareholder may instruct the proxy to vote in respect of less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A DRDGOLD shareholder who gives no indication as to the number of shares in respect of which the proxy is entitled to vote will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the shareholder’s votes exercisable at the AGM. 5. A complete form of proxy, to be effective, must reach the transfer secretaries in South Africa and the United Kingdom at least 24 hours and 48 hours, respectively, before the time appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays) or be handed to the chairman of the AGM before the appointed proxy exercises any of the relevant shareholder’s rights. 6. The completion and lodging of this form of proxy by DRDGOLD shareholders holding share certificates, CSDP nominee companies, brokers’ nominee companies and DRDGOLD shareholders who have dematerialised their share certificates and who have elected “own-name” registration through a CSDP or broker, will not preclude the relevant shareholder from electronically attending the AGM and participating and voting in person thereat to the exclusion of any proxy appointed in terms thereof. DRDGOLD shareholders who have dematerialised their share certificates and who have not elected “own-name” registration through a CSDP or broker and DRDGOLD shareholders who hold certificated ordinary shares through a nominee who wish to electronically attend the AGM must instruct their CSDP or broker to issue them with the necessary authority to electronically attend. 7. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy unless previously recorded by DRDGOLD. 8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies. 9. When there are joint holders of shares only one of such persons may sign this form of proxy in respect of such shares as if such person were the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the AGM, submitted by the holder whose name appears first in the register of the company will be accepted. 10. The holder of a share warrant to bearer who wishes to electronically attend or be represented at the AGM must deposit his share warrant at the bearer reception office of PXS1, MUFG Corporate Markets, Central Square, 29 Wellington Street, Leeds, LS1 4DL, United Kingdom, not later than 48 hours before the date appointed for the holding of the AGM (which period excludes Saturdays, Sundays and public holidays), and shall otherwise comply with the “conditions governing share warrants” currently in force. Thereupon, a form of proxy or an attendance form under which such share warrant holder may be represented at the AGM shall be issued. 11. Depositary receipt holders will receive forms of proxy printed by the depositary bank, which should be completed and returned in accordance with the instructions printed on the forms of proxy. DRDGOLD Notice of Annual General Meeting 2026 32 NOTES TO THE FORM OF PROXY

1. A shareholder of a company may, at any time and in accordance with the provisions of section 58 of the Act, appoint any individual (including an individual who is not a shareholder) as a proxy to participate in, and speak and vote at, a shareholders’ meeting on behalf of such shareholder. 2. Irrespective of the form of instrument used to appoint a proxy, the appointment of a proxy is suspended at any time and to the extent that the relevant shareholder chooses to act directly and in person in the exercise of any of such shareholder’s rights as a shareholder. 3. Any appointment by a shareholder of a proxy is revocable, unless the form of instrument used to appoint such proxy states otherwise. 4. If an appointment of a proxy is revocable, a shareholder may revoke the proxy appointment by (i) cancelling it in writing, or making a later inconsistent appointment of a proxy and (ii) delivering a copy of the revocation instrument to the proxy and to the relevant company. 5. A proxy appointed by a shareholder is entitled to exercise, or abstain from exercising, any voting right of such shareholder without direction, except to the extent that the relevant company’s memorandum of incorporation, or the instrument appointing the proxy, provides otherwise. 6. If the instrument appointing a proxy has been delivered by a shareholder to a company, then, for so long as that appointment remains in effect, any notice that is required in terms of the Companies Act or such company’s memorandum of incorporation to be delivered to a shareholder must be delivered by such company to: 6.1 the relevant shareholder; or 6.2 the proxy or proxies, if the relevant shareholder has: (i) directed such company to do so, in writing and (ii) paid any reasonable fee charged by such company for doing so. 7. If a company issues an invitation to its shareholders to appoint 1 (one) or more persons named by the company as a proxy, or supplies a form of proxy instrument: 7.1 the invitation must be sent to every shareholder entitled to notice of the meeting at which the proxy is intended to be exercised; 7.2 the invitation or form of proxy instrument supplied by the company must: 7.2.1 bear a reasonably prominent summary of the rights established in section 58 of the Act; 7.2.2 contain adequate blank space, immediately preceding the name(s) of any person(s) named in it, to enable a shareholder to write the name and, if desired, an alternative name of a proxy chosen by the shareholder; and 7.2.3 provide adequate space for the shareholder to indicate whether the appointed proxy is to vote in favour of or against any resolution(s) to be put at the meeting, or is to abstain from voting; 8. the company must not require that the proxy appointment be made irrevocable; and 9. the proxy appointment remains valid only until the end of the meeting at which it was intended to be used. DRDGOLD Notice of Annual General Meeting 2026 33 SUMMARY OF SECTION 58 OF THE ACT

OFFICES Registered and corporate Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor Weltevreden Park 1709, Johannesburg South Africa (PO Box 390, Maraisburg, 1700) South Africa Tel: +27 (0) 11 470 2600 Fax: +27 (0) 86 524 3061 DIRECTORS Timothy Cumming Non-executive Board Chairman Niël Pretorius Chief Executive Officer Henriette Hooijer Chief Financial Officer Mark Hoffman Independent Non-executive Director Johan Holtzhausen Independent Non-executive Director Edmund Jeneker Lead Independent Non-executive Director Andrew Brady Non-executive Director Prudence Lebina Independent Non-executive Director Thoko Mnyango Independent Non-executive Director Charmel Flemming Independent Non-executive Director COMPANY SECRETARY Kgomotso Mbanyele INVESTOR AND MEDIA RELATIONS Third Act Consultants Communications@thirdact consultants.com STOCK EXCHANGE LISTINGS JSE Ordinary shares Share Code: DRD ISIN: ZAE000058723 NYSE ADRs Trading Symbol: DRD CUSIP: 26152H301 DRDGOLD’s ordinary shares are listed on the Johannesburg Stock Exchange (JSE) and on the New York Stock Exchange (NYSE), in the form of American Depositary Receipts (ADRs). The company’s shares are also traded on the A2X and the Regulated Unofficial Market on the Frankfurt Stock Exchange, and the Berlin and Stuttgart OTC markets. SHARE TRANSFER SECRETARIES South Africa JSE Investor Services Proprietary Limited One Exchange Square 2 Gwen Lane Sandown, Sandton, 2196 PO Box 10462 Johannesburg, 2000 South Africa Tel: +27 (0) 11 713 0800 Fax: +27 (0) 86 674 2450 United Kingdom (and bearer office) MUFG Corporate Markets Central Square 29 Wellington Street Leeds LS1 4DL United Kingdom Tel: +44 (0) 371 664 0300 Australia Computershare Investor Services Proprietary Limited Level 17 221 St George’s Terrace Perth, WA 6000 Australia Tel: +61 8 9323 2000 Tel: 1300 55 2949 (in Australia) Fax: +61 8 9323 2033 ADR depositary Computershare Shareowner Services P O Box 43304 Providence RI 029040-3304 Toll-free: +1-866-723-8257 Direct Dial: +1-781-575-2833 Virtual Annual General Meeting Facilitator: The Meeting Specialist (Proprietary) Limited JSE Building, One Exchange Square 2 Gwen Lane Sandown, 2196 Tel: +27 (0) 11 520 7950 Tel: +27 (0) 11 520 7951 Tel: +27 (0) 11 520 7952 GENERAL JSE sponsor One Capital Auditor BDO South Africa Inc. Attorneys ENSafrica Inc. Malan Scholes Alan Jacobs and Associates, Nupen Staude de Vries Incorporated Werksmans Linklaters LLP Bankers ABSA Bank Limited J.P. Morgan Chase N.A. (depositary for the ADR holdings) Nedbank Limited Standard Bank of South Africa Limited Website www.drdgold.com DRDGOLD Notice of Annual General Meeting 2026 34 ADMINISTRATION AND CONTACT DETAILS

www.drdgold.com